June 26, 2015

Matthew Crispino, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Go Ez Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed April 22, 2015 File No. 333-202047

Dear Mr. Crispino:

On behalf of Go Ez Corporation, a Delaware corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated May 19, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed a second amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.

1.

On December 22, 2014, we acquired 70% of the equity interest of Federal Technology Agency, Inc., a Delaware corporation (“FTA”). FTA’s top-line revenue for the fiscal year-ended December 31, 2014, as reported in Footnote 12 of the financial statements submitted as part of our 10-K filing of April 14, was $218,550. This acquisition was disclosed in a Form 8-K filed on December 23, 2014, which included the requisite Form 10 information, financial statements, and the change in shell status of the Company in Item 5.06.

In addition, on January 21, 2015, we acquired all of the assets and operations of Cellular of Miami Beach, Inc., a Florida corporation, and inserted the acquired assets and operations into our newly-created wholly-owned subsidiary, Glophone International, Inc., a Florida corporation (“Glophone”). This acquisition was disclosed in a Form 8-K filed on January 21, 2015.

Glophone’s retail sales during the two months from incorporation on February 1, 2015 until the end of the first quarter on March 31, 2015, were $58,965. These revenues were reflected on our first quarter financial statements submitted as part of our 10-Q, filed on May 20.

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Given these two acquisition deals and the resultant operations which we believe to be significant and therefore not nominal, we would respectfully submit that we are not currently a “shell company” as that term is defined in Rule 405.

We would further respectfully submit that we have not been a shell company for the past 60 calendar days and therefore are not barred from the use of Form S-8 for that reason.

We have revised our prospectus, as requested, to describe how our status as a former shell company affects the ability for the holders of our unregistered shares to rely on Rule 144 for the purpose of re-selling such shares of stock. We have done so through the addition of a risk factor, entitled “Until recently, we were a shell company, the fact of which…”.

2.	We have revised our disclosure statement to include all of the disclosures required by Item 11 of Form S-1, as requested.

3.

We have revised our cover page to indicate that the selling shareholders are registering 1,137,500 shares of common stock, while the Company is registering 250,000 shares of common stock for sale, and is being offered on a best efforts basis, as requested.

4.	We have revised our cover page and our Use of Proceeds section to include tabular information which assumes that 10% of our shares will be sold, as requested.

5.	We have removed the forward looking statements safe harbor statement from the prospectus, as requested.

6.

We have included a Business section, and expanded our Management’s Discussion and Analysis section, to discuss in greater detail our current business, current operations, current products and services, and plans for future activity, as requested.

7.

Roger Ng was never an employee, officer or director of Evotech Capital, S.A. However, both Mr. Ng and Evotech Capital, S.A. were involved in separate business transactions with one other publicly-traded company, Golden Valley Development, Inc., a Wyoming corporation (“GVDI”), whose stock symbol on the OTC Markets is “GVDI”. Mr. Ng’s company, eWaste Exchange, Inc., a Nevada corporation, was purchased by GVDI, making eWaste a wholly-owned subsidiary of GVDI. A major investor in GVDI around the same time was Evotech Capital, S.A.

This is similar to the transactions which took place with the Company. Mr. Ng’s company FTA was purchased by the Company. Meanwhile, Evotech Capital, S.A. is the majority shareholder of the Company.

However, in neither the case of the Company or GVDI were the transactions meant as joint ventures between Mr. Ng and Evotech Capital, S.A., or as part of an overall long-range business relationship. No other companies have had the involvement of both Mr. Ng and Evotech Capital, S.A.

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8.	We have removed any language in our prospectus which indicates that discussions of the FTA Stock Purchase Agreement and related transactions are qualified by certain exhibits, as requested.

9.

Our understanding is that, since 90 days following the filing of our Form 10-SB (12(g)) on December 14, 2007, we have been subject to the reporting requirements of Section 12(g) of the Exchange Act. As such, we are currently working on filing our missing ownership reports on Forms 3, 4 and 5.

10.

We have expanded our risk factor entitled “We may not be able to attain profitability without additional funding…” to disclose the amounts we expect to spend over the next 12 months to operate our business, and to pay accounting, legal and administrative expenses, as requested. We have additionally disclosed the minimum additional capital needed to fund our operations over the next 12 months, and the minimum period of time we will be able to conduct planned operations using currently available capital resources. We have also disclosed our monthly cash burn rate. In addition, we have included a corresponding sub-section in our MD&A section related to these issues of liquidity and capital resources.

11.

We have combined the risk factor entitled “Risks related to internet technology firms” with the risk factor “Because of competitive pressures from competitors” into a new risk factor entitled “We are a very small participant in two extremely large and competitive industries”.

12.

We have revised our risk factor related to our shares of Preferred B stock to disclose the formula under which such stock converts to shares of the common stock, as requested. In addition, we have filed our Certificate of Designations for the Preferred B stock, as requested.

13.

We have eliminated the risk factor entitled “Conversion Limitations on Our Preferred Stock May Be Waived” as the conversion limitations on our preferred stock may not be waived, and the inclusion of such a risk factor was a clerical error.

14.	We have revised our risk factor entitled “If we issue shares of preferred stock with superior rights…” to disclose that we have issued shares of preferred stock, as requested.

15.

We have completed our risk factor formerly entitled “While our shares are quoted on the OTCQB…” to now read as follows: “While our shares are quoted on the OTCQB, we are required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC”.

16.	We have disclosed the persons who exercise voting and dispositive control over the shares held by Evotech Capital, S.A. in our Selling Securityholders section, as requested.

17.	We have discussed the filing of exhibits with our EDGARizer, who will be filing the exhibits in one of the correct formats, as requested.

18.	We have filed our bylaws as an exhibit, as requested.

19.	We have revised the legal opinion to disclose that the shares being registered for resale are legally issued, fully paid and non-assessable, as requested.

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Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning the foregoing, please contact Lorin A. Rosen, Esq. of LAR Law Group PC, counsel to the Company, at (877) 570-2620.

Sincerely

By:	/s/ Abraham Dominguez Cinta
Abraham Dominguez Cinta
Chief Executive Officer & President

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